Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

SoFi Announces Agreement to Acquire Golden Pacific Bancorp, Inc.

Acquisition Marks Significant Step in SoFi’s Effort to Obtain National Bank Charter

SAN FRANCISCO -- Tuesday, March 9, 2021 -- Social Finance, Inc. (“SoFi”), the digital personal finance company, today announced that it has signed a definitive agreement to acquire Golden Pacific Bancorp, Inc. (OTCPK: GPBI) and its wholly owned subsidiary Golden Pacific Bank, N.A. (together, “GPB”). GPB is a Sacramento, California-based community bank that is regulated by the Office of the Comptroller of the Currency (OCC) and has approximately $150 million in assets. SoFi will pay $2.55 in cash for each share of GPB or approximately $22.3 million in aggregate to acquire GPB to advance SoFi’s effort to obtain a national bank charter.

The proposed acquisition is a key strategic step in SoFi's path to obtaining a national bank charter. As a result of the proposed acquisition, SoFi will switch its current de novo bank application to a change of control application. If successfully granted a national bank charter by the OCC and Federal Reserve pursuant to its change of control application, SoFi plans to contribute $750 million in capital and pursue its national, digital business plan while maintaining GPB’s community bank business and footprint, including GPB’s current three physical branches. Once the transaction is complete--which is anticipated before the end of 2021--GPB’s community bank business will operate as a division of SoFi Bank, N.A., a renaming of GPB's bank entity. GPB President and Chief Executive Officer Virginia Varela will continue to lead the GPB community bank business under the direction of Paul Mayer, who will serve as President of SoFi Bank, N.A.

“We believe that by pursuing a national bank charter, we will be able to help even more people get their money right with enhanced value and more products and services,” said Anthony Noto, CEO of SoFi. “We are thrilled to have found a partner in Golden Pacific Bank to both accelerate our pursuit to establish a national bank subsidiary, as well as begin to expand our offerings in SoFi’s financial products and Galileo’s technology platform to serve local communities. We look forward to working with Virginia and her team.”

“We’re excited for this new partnership with SoFi and the strength it will bring to enhance our ability to serve our customers at the highest level,” said Virginia Varela, President and CEO, Golden Pacific Bank, N.A. “We will continue our commitment to bringing more services and convenience for our individual customers, small businesses, and the communities that we serve in Sacramento and surrounding counties.”

A national bank charter will allow SoFi to accept deposits and make loans that use SoFi’s member deposits versus the higher cost of funding for its loan offerings as a non-bank, creating greater efficiency, and enabling the company to offer more choices and compelling value to its customers. SoFi received preliminary conditional approval from the OCC in October 2020 for its de novo bank plan. SoFi expects to file shortly with the Federal Reserve for Bank Holding Company status and, together with GPB, to file an updated business plan with the OCC.

The transaction is subject to regulatory approvals from the OCC and the Federal Reserve, and other customary closing conditions.

GPB has received shareholder approval for the transaction. Wachtell, Lipton, Rosen & Katz is serving as legal advisor and Piper Sandler & Co. is serving as financial advisor to SoFi. Janney Montgomery Scott LLC is acting as financial advisor and Hogan Lovells US LLP is acting as legal advisor to GPB.

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About SoFi

SoFi helps people achieve financial independence to realize their ambitions. Our products for borrowing, saving, spending, investing and protecting give our over 1.8 million members fast access to tools to get their money right. SoFi membership comes with the key essentials for getting ahead, including career advisors and connection to a thriving community of like-minded, ambitious people. SoFi is also the naming rights partner of SoFi Stadium, home of the Los Angeles Chargers and the Los Angeles Rams. For more information, visit SoFi.com or download our iOS and Android apps.

About Golden Pacific Bancorp, Inc.

Golden Pacific Bancorp, Inc. is a bank holding company with consolidated assets of approximately $150 million. Golden Pacific Bancorp, Inc. conducts business through its banking subsidiary, Golden Pacific Bank, N.A. Golden Pacific Bank, N.A. is a full service community business bank committed to providing exceptional personal and business banking services in and around the Sacramento region, with branches in Sacramento, Yuba City and Live Oak. Additional information about Golden Pacific Bancorp, Inc. may be found at www.goldenpacificbank.com.

Contact

pr@sofi.com

Disclosures

Caution Regarding Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, future financial condition and performance of SoFi and the expected financial impact of the transaction and the satisfaction of closing conditions to the transaction. These forward-looking statements generally are identified by the words such as "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: ability to obtain regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating GPB or fully realizing cost savings and other benefits; business disruption following the proposed transaction; ability to execute our business strategy; business and economic conditions; economic, market, operational, liquidity, credit and interest rate risks associated with SoFi’s business; effects of any changes in trade, monetary and fiscal policies and laws; changes imposed by regulatory agencies to increase capital standards; effects of inflation and interest rate, securities market and monetary supply fluctuations; changes in consumer spending, borrowings and savings habits; SoFi’s dependence on information technology and telecommunications systems of third party service providers and the risk of systems failures, interruptions or breaches of security; changes in sources and uses of funds; increased competition in the financial services industry; costs and effects of changes in laws and regulations and of other legal and regulatory developments; technological changes; the timely development and acceptance of new products and services; SoFi’s continued ability to attract and maintain qualified personnel; widespread natural and other disasters, dislocations, political instability, acts of war or terrorist activities, cyberattacks or international hostilities; impact of reputational risk; effect of uncertainties related to the global COVID-19 pandemic on SoFi’s business, results of operations, and financial condition; and success at managing the risks involved in the foregoing items. The foregoing list of factors is not exhaustive. SoFi can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements. The forward-looking statements are made as of the date of this press release, and SoFi does not intend, and assumes no obligation, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

Additional Information and Where to Find It

This press release relates to a proposed transaction between SoFi and GPB. SoFi is currently a party to that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among SoFi, Social Capital Hedosophia Holdings Corp. V, a Cayman Islands exempted company (“Social Capital Hedosophia”), and Plutus Merger Sub Inc., pursuant to which SoFi will be acquired by Social Capital Hedosophia (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination, Social Capital Hedosophia filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 11, 2021, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on February 10, 2021. The proxy statement/prospectus will be sent to all Social Capital Hedosophia shareholders. Social Capital Hedosophia also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Social Capital Hedosophia are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Social Capital Hedosophia through the website maintained by the SEC at www.sec.gov.

The documents filed by Social Capital Hedosophia with the SEC also may be obtained free of charge at Social Capital Hedosophia’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

Social Capital Hedosophia and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Social Capital Hedosophia’s shareholders in connection with the Business Combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the Business Combination. You may obtain a free copy of these documents as described in the preceding paragraph.